JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

September 23, 2022

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Clark Fork Trust (the “Trust’) (File Nos. 811-22504 and 333-171178)

Dear Ms. DiAngelo Fettig:

You recently provided me comments relating to the annual shareholder report filing on Form N-CSR (the “Shareholder Report”) with respect to the Trust’s series, the Tarkio Fund (the “Fund”), for the fiscal year ended May 31, 2022, as filed with the U.S. Securities and Exchange Commission on August 2, 2022. This letter responds to those comments and is being submitted to you in a correspondence filing.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.

Comment:

Note that Form N-CSR includes new Items 4(i) and 4(j). For all future Form N-CSR filings for the Trust, please include a response to these Items.

Response:

The Trust will undertake to include Items 4(i) and 4(j) in all future annual N-CSR filings with related responses.

2.

Comment:

Note that Form N-CSR, Item 13(a)(2) includes reference to a certification required by Rule 30a-2(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) from the Fund’s principal executive officer and principal financial officer which is to be filed as an Exhibit to Form N-CSR. The certification sets forth in Section 4(d) that the certifying officers disclose in the report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. The registrant’s certification filed as part of its N-CSR for the year ended November 30, 2021 states in Section 4(d) that the period covers the second fiscal quarter of the period covered by the report. For future N-CSR filings, please revise the Fund’s certification in Section 4(d) to state that the appliable period is the period covered by the report, rather than the Fund’s second fiscal quarter of the period covered by the report.

  Mr. DiAngelo Fettig

U.S. Securities and Exchange Commission

September 23, 2022

Response:

The Trust will undertake to include the correct period in Section 4(d) of the certification as required by Form N-CSR with respect to future N-CSR filings.

3.

Comment:

 With respect to the disclosures in the Notes to Financial Statements as concerns Affiliated Companies, the registrant shall note the requirements of Regulation S-X, Rule 12-14, footnote 4 and include related disclosures in future shareholder reports to the extent applicable.

Response: The Trust will undertake to include the disclosure required by Regulation S-X, Rule 12-14, footnote 4, as the requirements of that rule may be applicable, in the disclosure concerning Affiliated Companies in the Notes to Financial Statements in future shareholder reports.

4.

Comment: This comment relates to the Notes to Financial Statements – Investment Adviser disclosures. Confirm supplementally that the Fund’s investment adviser, Front Street Capital Management, Inc. (the “Adviser”) is current in all payments for the operational expenses of the Fund it is required to pay under the Services Agreement with the Trust.

Response: The Adviser has confirmed that it is current in all payments for operational expenses of the Fund that it is required to pay under the Services Agreement.

5.

Comment: This comment relates to the Notes to Financial Statements – Liquidity Risk Management Program disclosures. Confirm supplementally that during the period of the shareholder report, the Trust’s Board of Trustees (the “Board”) reviewed a written report (“Report”) that addresses the operation of the Fund’s liquidity risk management program and assesses its adequacy and effectiveness of implementation, including, if appliable, the operation of the highly liquid investment minimum and any material changes to the program, as required by Rule 22e-4(b)(2)(iii) of the Investment Company Act of 1940, as amended. In the disclosures required by Form N-1A, Item 27(d)(6)(ii) as may be included in future shareholder reports, provide disclosures to the effect that the Board reviewed the Report as applicable for the period of the particular shareholder report.

Response: The Trust hereby confirms that during the period of the shareholder report, the Trust’s Board reviewed the Report.  The Trust further confirms that future disclosures will more clearly state the fact that the Board has reviewed a liquidity report similar to that described in your comment.

6.

Comment: This comment relates to the Notes to Financial Statements – Annual Investment Advisory Agreement Renewal disclosures. In the paragraph titled 4.

  Mr. DiAngelo Fettig

U.S. Securities and Exchange Commission

September 23, 2022

Economies of Scale, the penultimate sentence of the paragraph states that the Trustees also considered the Adviser’s decision to voluntarily reduce its management fee over the years. Consider the necessity of the continued inclusion of this sentence in the disclosures and revise these disclosures in future shareholder reports accordingly.

Response: The Trust will assess the necessity of the continued inclusion of this sentence in the Notes to Financial Statements as part of future shareholder reports and will undertake to make changes to these disclosures as deemed appropriate.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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